Exhibit 99.1

theScore Announces Closing of US$186.3 Million
Initial Public Offering in the United States

Includes full exercise of over-allotment option

March 1, 2021, TORONTO – Score Media and Gaming Inc. (“theScore” or the “Company”) (TSX: SCR; NASDAQ: SCR) today announced the closing of its previously-announced marketed public offering of the Company’s Class A Subordinate Voting Shares (“Class A Shares”) in the United States and Canada, representing the Score’s initial public offering in the United States and listing of the Class A Shares on the Nasdaq Global Select Market. A total of 6,900,000 Class A Shares were sold by the Company, including 900,000 Class A Shares following the exercise in full by the underwriters of their over-allotment option, at a price of US$27.00 per share, for gross proceeds to the Company of US$186.3 million.

The offering is being conducted through a syndicate of underwriters led by Morgan Stanley, Credit Suisse, Canaccord Genuity and Macquarie Capital, as joint book-running managers, with Eight Capital, Cormark Securities Inc. and Scotiabank as co-managers.

The Company currently expects that the net proceeds of the offering will be used to fund working capital and other general corporate purposes, including the continued growth and expansion of theScore Bet’s operations in the United States and Canada by supporting the multi-jurisdiction deployment and operation of theScore Bet and user acquisition and retention in jurisdictions where theScore is, or will be, operating.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Score Media and Gaming Inc.
Score Media and Gaming Inc. empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (TSX: SCR) and the Nasdaq Global Select Market (NASDAQ:SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms.

Forward-Looking Statements
Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as “may”, “would”, “could”, “will”, “believes”, “plans”, “anticipates”, “estimates”, “expects” or “intends” and other similar statements which are not historical facts contained in this release are forward looking, and these statements involve risks and uncertainties and are based on current expectations. Such statements reflect theScore’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including among other things, the enactment of enabling legislation and regulations in the jurisdictions in which the Company operates, or intends to operate, to facilitate online gaming, including (without limitation) the enactment of federal legislation in Canada to permit single event sports wagering (including the timing of such legislation and regulations being passed and proclaimed in force (if at all) and the terms and conditions imposed in such legislation and regulations on applicable industry participants), the Company’s receipt of all relevant licences and approvals under the applicable legislation and regulations (as applicable) of the jurisdictions in which the Company operates, or intends to operate, the rate of adoption of online gaming in Canada and other jurisdictions, as permitted by applicable legislation and/or regulations, and those factors which are discussed under the heading “Risk Factors” in the Company’s current Annual Information Form, dated October 28, 2020, as filed with applicable Canadian securities regulatory authorities and available on SEDAR under the Company’s profile at www.sedar.com and as filed with the U.S. Securities and Exchange Commission and available on EDGAR under the Company’s profile at www.sec.com, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities, including its relevant Management’s Discussion & Analysis of the financial condition and results of operations of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.

For More Information:

Investor Relations:

Alvin Lobo	Richard Land, James Leahy
Chief Financial Officer	JCIR
Score Media and Gaming Inc.	Tel: 212-835-8500
Tel: 416-479-8812	Email: scr@jcir.com
Email: IR@thescore.com

Media Relations:

Dan Sabreen

Director, Communications

Score Media and Gaming Inc.

Tel: 917-722-3888 ext. 706

Email: dan.sabreen@thescore.com